Exhibit 1

Buenos Aires, February 16, 2012

Mr. President
Comisión Nacional de Valores
Dr. Alejandro Vanoli
S           /           D

Re: EDENOR S.A. – Relevant Event – Resignation of the Chairman of the Board of Directors and CEO and of the CFO and appointment of replacements.

Dear Sirs:

Pursuant to Section 2 of Chapter XXI and Section 8 of Chapter III of the regulations of the Comisión Nacional de Valores (General Resolution No. 368/2001, as amended), I hereby inform you as a relevant event of Empresa Distribuidora y Comercializadora Norte S.A. (“EDENOR”) that, on the date hereof, the Board of Directors of EDENOR has accepted the resignation of Mr. Alejandro Macfarlane to the offices of Chairman of the Board of Directors and Chief Executive Officer of EDENOR. The Board of Directors of EDENOR has appointed Mr. Ricardo Alejandro Torres as its new Chairman and Mr. Edgardo Volosín as the new Chief Executive Officer of EDENOR and member of the Executive Committee of the Board of Directors.

I hereby further inform you that Mr. Jaime Javier Barba, formerly an Alternate Director, has been unanimously appointed as a Director in replacement of Mr. Macfarlane.

Finally, I hereby inform you that Mr. Luis Pablo Rogelio Pagano has resigned to the office of Chief Financial Officer of EDENOR and as a member of the Executive Committee of the Board of Directors, given that he has been offered to serve as the Chairman of the Board of Directors and Chief Executive Officer of EDESA. In his replacement, Mr. Leandro Montero has been appointed by the Board of Directors as the new Chief Financial Officer of EDENOR. We hereby clarify that Mr. Pagano will continue to serve as a Director of EDENOR.

Yours sincerely,

                                                                             Diego Manuel Allegue
Attorney-in-fact

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.)
Avda. del Libertador 6363 – Piso 12 – Buenos Aires, A1428ARG – Argentina – Tel.: 4346-5057 – Fax: 4346-5327